UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ACL Semiconductors inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00087F102

___________

(CUSIP Number)

December 27, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00087F102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Farburn Holdings Limited
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,600,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,600,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.03% (see Note 1)
12.	Type of Reporting Person (See Instructions) CO

Note 1: Based on 35,874,495 Common Stock outstanding as of November 12, 2012, as reported by the Issuer on its latest 10-Q quarterly report filed with the Securities and Exchange Commission on November 19, 2012.

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CUSIP No. 00087F102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Ho Fun Cheng
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,600,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,600,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.03%
12.	Type of Reporting Person (See Instructions) IN

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Item 1(a). Name of Issuer

ACL Semiconductors Inc.

Item 1(b). Address of the Issuer’s Principal Executive Offices

Room 1703, 17/F., Tower 1, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong

Item 2(a). Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Farburn Holdings Limited; and
(ii)	Ho Fun Cheng

Farburn Holdings Limited is wholly owned by Mr. Ho Fun Cheng. Mr. Cheng is the director of Farburn Holdings Limited.

Item 2(b). Address of the Principal Business Office, or if none, Residence:

1601 Beverly House,

93-107 Lockhart Road,

Wanchai, Hong Kong

Item 2(c). Citizenship

(i)	Farburn Holdings Limited was incorporated under the laws of British Virgin Islands
(ii)	Mr. Cheng is a citizen of Hong Kong.

Item 2(d). Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e). Cusip Number

00087F102

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Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4. Ownership

Farburn Holdings Limited and Mr. Ho Fun Cheng

(a) Amount beneficially owned: 3,600,000

(b) Percent of class: 10.03% The percentages used herein and in the rest of this Schedule 13G are calculated based upon 35,874,495 Common Stock outstanding as of November 12, 2012, as reported by the Issuer on its latest 10-Q quarterly report filed with the Securities and Exchange Commission on November 19, 2012.

(c) Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote	0
ii.	Shared power to vote or to direct the vote	3,600,000
iii.	Sole power to dispose or to direct the disposition of	0
iv.	Shared power to dispose or to direct the disposition of	3,600,000

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

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Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 6, 2013

Farburn Holdings Limited
By: /s/ Ho Fun Cheng

Name: Ho Fun Cheng
Title: Director

/s/ Ho Fun Cheng

Name: Ho Fun Cheng

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of ACL Semiconductors Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 6, 2013.

Farburn Holdings Limited
By: /s/ Ho Fun Cheng
Name: Ho Fun Cheng
Title: Director

/s/ Ho Fun Cheng

Name: Ho Fun Cheng

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